Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Quality Preferred Income Fund 2

811-21137

The Board of the above referenced fund has approved a change to the funds investment policies. The minimum allocation to investment grade securities will be reduced from 80% to 65%.
 This was publicly announced on October 19, 2015.